Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FIRST QUARTER 2015 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the first quarter 2015 of $38.2 million and operating income of $190.7 million.

•	Generated distributable cash flow of $82.0 million with a coverage ratio of 1.48x for the first quarter 2015.

•	Declared a $0.5675 per unit distribution for the first quarter, in line with the fourth quarter distribution.

•	Economic utilization for the first quarter of 93%.

•	Seadrill Partners swaps the contracts for the West Capricorn and West Sirius, both contracted with BP Exploration & Production Inc., and thereby extends the contract term on the West Capricorn for an additional two years until July 2019 with BP Exploration & Production Inc.

•	Seadrill Partners receives a notice of termination for the West Sirius from BP Exploration & Production Inc. In accordance with the cancellation provisions in the West Sirius contract, Seadrill Partners will receive payments over the remaining contract term, now expiring in July 2017.

Subsequent Events

•	The Board is pleased to announce that John T. Roche will replace Rune Magnus Lundetrae as Chief Financial Officer of Seadrill Partners with effect from June 1, 2015. Mr. Roche is currently Vice President of Investor Relations for Seadrill and will continue with this responsibility on a part time basis. Prior to joining Seadrill in May 2013 Mr. Roche spent 12 years at Morgan Stanley most recently as an Executive Director in its Investment Banking Division.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues were $385.9 million for the first quarter 2015 (the “first quarter”) compared to $369.1 million in the fourth quarter of 2014 (the “fourth quarter”). The increase in revenues is primarily driven by a full quarter of operations on the West Vela and improved uptime on the West Aquarius.

[1]	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling units Seadrill Partners LLC owns: (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, West Sirius, West Auriga and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

Operating income for the quarter was $190.7 million compared to $168.9 million in the preceding quarter. The increase is largely as a result of operational improvements described above and a full quarter of operation of the West Vela.

Net income for the quarter was $70.9 million compared to $70.1 million in the previous quarter. This is after the recognition of the loss on derivative instruments of $51.9 million in the first quarter as compared to a loss of $48.4 million for the fourth quarter as a result of a decrease in long term interest rates in the first quarter. The unrealized non-cash element of these amounts is a $38.9 million loss in the first quarter and a $36.6 million loss for the fourth quarter.

As a result, net income attributable to Seadrill Partners LLC Members was $38.2 million for the first quarter compared to $33.1 million for the previous quarter.

Distributable cash flow2 was $82.0 million for Seadrill Partners’ first quarter as compared to $80.1 million for the previous quarter giving a coverage ratio of 1.48x for the first quarter. The increase in distributable cash flow is mainly as a result of a full quarter of operations for the West Vela and improved operational performance offset in part by higher cash taxes paid. The coverage ratio has also been positively impacted by the decision to maintain distributions at the fourth quarter level.

Distribution for the period was $0.5675 per unit, equivalent to an annual distribution of $2.27, representing a 46% increase from the Company’s minimum quarterly distribution set at its IPO.

[2]	Please see Appendix A for a reconciliation of Distributable Cash Flow to net income, the most directly comparable US Generally Accepted Accounting Principles (“US GAAP”) financial measure.

Operations

Overall economic utilization3 for the fleet was 93% for the first quarter. With the exception of downtime on the West Aquarius, the fleet generally performed well during the first quarter, achieving an economic utilization rate of 96.3% excluding the West Aquarius.

During the first quarter, Seadrill Partners received a notice of termination from BP Exploration & Production Inc. for the contract for the West Sirius which became effective after completing a well in progress and demobilization on April 24, 2015.

Prior to the cancellation notice, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments for the West Capricorn such as mobilization and upgrades will continue on the original schedule ending in July 2017. In accordance with the cancellation provisions in the West Sirius contract, Seadrill Partners will receive payments over the remaining contract term, now expiring in July 2017.

As a result of the termination, Seadrill Partners’ backlog decreased by approximately $160 million. After taking into consideration the expected decrease in operational expense while the unit is cold stacked, and the fact that termination fee payments will not be impacted by downtime, Seadrill Partners does not expect a material impact on its cash flow position over the contract period through July 2017.

The Semi-tender rig West Vencedor will complete its current contract during the second week of June and is expected to complete its demobilisation and relocation to Southeast Asia, for which it receives a fee of $8.5 million, by the second week in July. The Company expects this fee to cover all expenses related to the demobilization and relocation. Follow on employment opportunities continue to be pursued for the West Vencedor and the Company will focus on reducing costs during its idle period.

Total operating expenses for the first quarter were $210.0 million, compared to $211.7 million in the previous quarter. Despite the inclusion of the West Vela for a full quarter of operations, operating expenses were approximately in line with the prior quarter. Significant progress has been made to drive efficiencies in operating expenditures across the fleet and in corporate overhead.

[3]	Economic utilization is calculated as total contract revenue excluding bonuses for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.

Financing and Liquidity

As of March 31, 2015, the Company had cash and cash equivalents, on a consolidated basis, of $242.0 million and two undrawn revolving credit facilities totaling $200 million. One $100 million facility is provided by Seadrill as the lender and the second $100 million facility is provided by a syndicate of banks and secured in connection with the $2.9 billion term loan B facility. Total debt was $3,617.5 million as of March 31, 2015; $571.7 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs.

Net debt as at March 31, 2015 was therefore $3,375.5 million giving a ratio of net debt to annualized adjusted EBITDA4 of 3.2:1.

As of March 31, 2015 the Company had two secured credit facilities, in addition to the term loan B. These facilities expire in 2017 and 2025. Additionally the Company has a $109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15 and a $69.9 million intercompany loan from Seadrill relating to the West Vencedor maturing in June 2018.

Seadrill Partners will continue to explore refinancing alternatives for the remaining related party debt on the West Vencedor, T-15, T-16, and West Vela.

As of March 31, 2015, Seadrill Partners had interest rate swaps outstanding on principal debt of $3,560.7 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 98% of debt obligations as of March 31, 2015. The average swapped rate, excluding bank margins, is approximately 2.25%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

[4]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Market

Despite the recovery in the oil price during the first quarter, oil companies are continuing to take a cautious approach to capital expenditure and other cost commitments given the severity of the overall oil price decline. We anticipate this cautious approach to continue throughout 2015 and indications are that 2016 is likely to be a challenging year as well.

During the quarter, the market has seen very little new fixture activity and the new contracts that have materialized are at significantly lower dayrates. Customer conversations have focused on renegotiation of existing contracts, often in exchange for additional duration.

The downturn in the offshore drilling market has continued during the first quarter and all signs point to 2015 demand being significantly lower than in 2014. The outlook for activity beyond 2015 is difficult to judge but most oil companies are not looking towards adding rig capacity at this point. It is likely that capacity utilization will drift lower as the year progresses and a significant number of ultra-deepwater rigs are likely to be stacked by the end of 2015.

Although the near term outlook remains challenging, there is visibility of an expected rebalancing of market supply in the next few years when considering the newbuild orderbook and the degree of scrapping that can be expected. Currently the orderbook stands at approximately 89 units, of which 29 are Sete new builds. At the same time roughly 70 units are rolling off contracts many of which must undergo a 15 or 20 year classing between now and the end of 2017. There is a high likelihood that a number of these units will be scrapped, potentially leading to little or no fleet growth between now and 2018. Thus far, the market has seen 14 rigs scrapped in 2014 and 12 already in 2015. This represents the highest degree of scrapping activity seen since the early 1990’s and is likely to accelerate over the next two years.

On the demand side, it is difficult to foresee a market that does not require ultra-deepwater production to satisfy world hydrocarbon demand. In the meantime, rig owners will continue to face a challenging market where the decision to stack or scrap is being continually evaluated against the limited work available.

With a line of sight to a stable supply picture and the requirement for offshore production to meet global hydrocarbon demand needs, Seadrill Partners is well positioned for the eventual recovery. Seadrill Partners believes it is well positioned with long term contracts, a modern fleet and high quality customers.

Outlook

Operating earnings moving forward will be negatively impacted by the unemployment of the West Vencedor as well as, to a lesser extent, the termination of the West Sirius contract.

The Semi-tender rig West Vencedor will complete its current contract, which has not been renewed, during the second week of June, at which time it will begin the process of demobilisation and relocation for which it will receive a fee of approximately $8.5 million. It is expected that the rig will be relocated to Southeast Asia. Seadrill Partners is exploring all alternative employment opportunities for the West Vencedor but the loss of the rig’s revenue of $212,000 per day will negatively impact earnings until alternative employment can be found. In the event the rig is cold stacked however, operating costs would be significantly reduced. Seadrill Partners owns a 58% interest in the West Vencedor.

Following the termination of the West Sirius contract by BP Exploration & Production Inc. the rig completed operations on April 24, 2015. After taking into consideration the expected decrease in operational expense while the unit is cold stacked, and the fact that termination fee payments receivable under the contract will not be impacted by downtime, Seadrill Partners does not expect a material impact on its cash flow position over the contract period through July 2017.

In light of the current environment, Seadrill Partners is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer’s convenience, an early termination amount is typically payable to Seadrill Partners, in accordance with the terms of the drilling agreement. While the Company is confident that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

Seadrill Partners has revenue backlog of $5.0 billion, an average remaining contract term of 3.4 years, net debt to annualized adjusted EBITDA ratio of 3.2:1, cash and undrawn revolvers totalling $442 million and 91% of its debt does not mature until 2021 or later.

Although Seadrill Partners’ longer term strategy is to grow distributions, the Company will continue to evaluate acquisitions, distributions and distribution coverage to manage through the near term challenges in the offshore drilling industry. Given the current near term market outlook, Seadrill Partners will specifically evaluate acquisitions with a view to supporting the current dividend by building distribution coverage and mitigating contract rollover risk.

May 28, 2015

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

John T. Roche: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer dilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in $ millions)	March 31, 2015	March 31, 2014
	Unaudited	Unaudited
Operating revenues
Contract revenues	$385.9	$260.6
Reimbursable revenues	10.1	14.7
Other revenues	4.7	—

Total operating revenues	400.7	275.3

Operating expenses
Vessel and rig operating expenses	118.5	84.3
Amortization of favorable contracts	11.2	—
Reimbursable expenses	9.2	14.3
Depreciation and amortization	57.5	39.7
General and administrative expenses	13.6	13.4

Total operating expenses	210.0	151.7

Operating income	$190.7	$123.6

Financial items
Interest income	1.0	0.9
Interest expense	(52.0)	(28.6)
Loss on derivative financial instruments	(51.9)	(49.2)
Foreign currency exchange (loss) / gain	(2.6)	1.1

Total financial items	(105.5)	(75.8)

Income before income taxes	85.2	47.8

Income taxes	(14.3)	(4.0)

Net income	$70.9	$43.8

Net income attributable to Seadrill Partners LLC members	$38.2	$19.8
Net income attributable to the non-controlling interest	32.7	24.0

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	57,995
Subordinated units (basic and diluted)	16,543	16,543

CONSOLIDATED BALANCE SHEETS

	March 31, 2015	December 31, 2014
(in $ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	242.0	242.7
Accounts receivables, net	241.6	294.5
Amount due from related party	11.0	62.7
Other current assets	137.9	138.4

Total current assets	632.5	738.3

Non-current assets
Drilling units	5,098.5	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	19.2	16.9
Other non-current assets	411.4	447.0

Total non-current assets	5,532.3	5,608.2

Total assets	6,164.8	6,346.5

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	69.0	76.5
Current portion of long-term related party payable	36.3	40.4
Trade accounts payable	7.9	7.9
Other related party payables	185.7	275.8
Other current liabilities	215.8	227.4

Total current liabilities	514.7	628.0

Non-current liabilities
Long-term debt	3,210.3	3,227.4
Long-term related party payable	301.9	306.1
Deferred consideration to related party	115.0	111.2
Other non-current liabilities	25.7	29.5

Total non-current liabilities	3,652.9	3,674.2

Total liabilities	4,167.6	4,302.2

Members’ capital:
Common unitholders (issued 75,278,250 units as at March 31, 2015 and as at December 31, 2014)	899.3	913.3
Subordinated unitholders (issued 16,543,350 units as at March 31, 2015 and as at December 31, 2014)	8.6	11.7
Seadrill member interest	3.2	3.2

Total members’ capital	911.1	928.2
Non-controlling interest	1,086.1	1,116.1

Total equity	1,997.2	2,044.3

Total liabilities and equity	6,164.8	6,346.5

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31, 2015	March 31, 2014
(in $ millions)	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income	70.9	43.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57.5	39.7
Amortization of deferred loan charges	11.8	2.6
Amortization of mobilization revenue	(4.3)	(8.3)
Amortization of favorable contracts	11.2	—
Unrealized loss on derivative financial instruments	38.9	49.6
Payment for long term maintenance	(10.1)	—
Deferred income tax benefit	(1.8)	—
Unwind of discount on deferred consideration	4.5	—
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	52.9	(66.5)
Prepaid expenses and accrued income	1.6	—
Trade accounts payable	—	9.2
Related party receivables	45.7	49.3
Related party payables	(90.9)	(48.8)
Other assets	10.0	13.3
Other liabilities	(44.0)	(16.4)

Net cash provided by operating activities	153.9	67.5

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(4.9)	(17.2)
Acquisition of subsidiaries, net of cash acquired	—	(672.6)

Net cash used in investing activities	(4.9)	(689.8)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Three months ended
	March 31, 2015	March 31, 2014
(in $ millions)	Unaudited	Unaudited
Cash Flows from Financing Activities
Net proceeds from long term debt	—	1,755.6
Repayments of long term debt	(24.6)	(4.0)
Repayments of related party debt	(8.2)	(1,134.0)
Repayments of revolving credit facility	—	(125.9)
Repayments of related party discount notes	—	(299.9)
Cash distributions	(118.0)	(271.9)
Proceeds on issuance of common units, net of fees	—	401.3
Proceeds on issuance of equity to related parties	—	341.5

Net cash (used in) / provided by financing activities	(150.8)	662.7

Effect of exchange rate changes on cash	1.1	—
Net (decrease) / increase in cash and cash equivalents	(0.7)	40.4
Cash and cash equivalents at beginning of the period	242.7	89.7

Cash and cash equivalents at the end of period	242.0	130.1

Supplementary disclosure of cash flow information
Interest paid	(48.7)	(28.2)
Taxes paid	(12.0)	(10.0)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)		Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non-Controlling Interest	Total Members’ Capital
Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6

Common units issued to Seadrill and public (net of transaction costs)	401.3	—	—	401.3	—	401.3
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	341.5	341.5
Net income	13.8	4.9	1.1	19.8	24.0	43.8
Cash Distributions	(19.8)	(7.4)	—	(27.2)	(244.7)	(271.9)

Balance at March 31, 2014	$675.5	$16.3	$1.1	$692.9	$1,076.4	$1,769.3

Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	28.7	6.3	3.2	38.2	32.7	70.9
Cash Distributions	(42.7)	(9.4)	(3.2)	(55.3)	(62.7)	(118.0)

Balance at March 31, 2015	$899.3	$8.6	$3.2	$911.1	$1,086.1	$1,997.2

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with the US GAAP. The table below reconciles DCF to net income, the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below.

Adjusted EBITDA and DCF

	Three months ended
	March 31, 2015	December 31, 2014
(in US$ millions)	Unaudited	Unaudited

Net income attributable to Seadrill Partners LLC members	38.2	33.1

Interest income	(1.0)	(1.0)
Interest expense	52.0	39.4
Loss on derivative financial instruments	51.9	48.4
Depreciation and amortization	57.5	56.5
Foreign currency exchange loss	2.6	2.0
Income taxes	14.3	10.0
Non-controlling interest [1]	32.7	37.0
Amortization of mobilization revenue	(4.3)	(4.3)
Amortization of favorable contracts	11.2	14.8
Standby revenue received	0.8	0.8
Mobilization revenue received	5.1	5.1

Adjusted EBITDA	261.0	241.8

Cash interest income	1.9	2.0
Cash interest expense (including interest rate swap net settlement amounts)	(48.2)	(47.3)
Cash tax paid	(12.0)	(7.0)
Estimated maintenance expenditure [2]	(15.7)	(14.9)
Estimated replacement capital expenditure [2]	(26.7)	(24.2)

Cash flow available for distribution	160.3	150.4

Cash flow attributable to non-controlling interest	(78.3)	(70.3)

DCF	82.0	80.1

Distribution declared	55.3	55.3
Coverage ratio	1.48x	1.45x

[1]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure. Annualized means the figure for the quarter multiplied by four. Annualized amounts are not indicative of historic or future performance.

Net income to Adjusted EBITDA

	Three months ended
	March 31, 2015	December 31, 2014
(in US$ millions)	Unaudited	Unaudited
Net income	70.9	70.1
Depreciation & Amortization	57.5	56.5
Net financial expenses	105.5	88.8
Tax	14.3	10.0
Amortization of mobilization revenue	(4.3)	(4.3)
Amortization of favorable contracts	11.2	14.8
Standby revenue received	0.8	0.8
Mobilization revenue received	5.1	5.1

Adjusted EBITDA	261.0	241.8

Annualized Adjusted EBITDA	1,044.0	967.2